
Interbrew

THE WORLD'S LOCAL BREWER


03050766

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 30 avril 2003

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,



Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs



Enclosure: press release


Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Dividend 2002: 0.33 euro per share

Brussels, 29 April, 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce that the General Shareholders Meeting of 29 April, 2003 has approved the annual accounts 2002, as well as the gross dividend of 0.33 euro proposed by the Board of Directors. The dividend is payable as of 30 April 2003 at the counters of the following banks: Fortis Bank, ING Belgium (ex-BBL), Dexia Bank, KBC Bank, ABN AMRO Bank, ING Bank and Banque Générale du Luxembourg.

The General Shareholders meeting has granted discharge to the directors and to the statutory auditor for the performance of their respective duties during the accounting year ending 31 December 2002.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com